UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of report: March 22, 2023

Worthy Peer Capital, Inc.

(Exact name of issuer as specified in its charter)

81-4011787

(I.R.S. Employer Identification Number)

One Boca Commerce Center, 551 NW 77th Street, Suite 212, Boca Raton, FL 33487

(Full mailing address of principal executive office)

(561) 288-8467

(Issuer’s telephone number, including area code)

Item 3(a).	Material Modification to Rights of Securityholders

The Company has approved an increase in the interest rate of our Bonds to 5.5% per annum, to become effective April 1, 2023.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Form 1-U to be signed on its behalf by the undersigned, thereunto duly organized.

Worthy Peer Capital, Inc.

March 22, 2023	By:	/s/ Sally Outlaw
Sally Outlaw
Chief Executive Officer, principal executive officer

Pursuant to the requirements of Regulation A, this Form 1-U has been signed by the following persons in the capacities and on the date indicated.

March 22, 2023	By:	/s/ Sally Outlaw
Sally Outlaw
Director, Chief Executive Officer, principal executive officer

March 22, 2023	By:	/s/ Alan Jacobs
Alan Jacobs
Director, Executive Vice President and Chief Operating Officer, principal financial and accounting officer